Ashford Inc.

14185 Dallas Parkway, Suite 1100

Dallas, Texas 75254

January 3, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance
100 F Street, NE, Mail Stop 3233
Washington, D.C.  20549
Attention:  Tom Kluck — Legal Branch Chief, Office of Real Estate and Commodities

Re:                             Registration Statement on Form S-3 (No. 333-221993) of Ashford Inc.

Dear Mr. Kluck:

On behalf of Ashford Inc., and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-3 be accelerated to 4:00 p.m., Washington, D.C. time, on January 5, 2018, or as soon thereafter as practicable.

Very truly yours,

ASHFORD INC.

By:	/s/ David A Brooks
Name: David A. Brooks
Title: Chief Operating Officer and General Counsel